SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 July 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

30 July 2015

LLOYDS BANKING GROUP ANNOUNCES THE SALE OF A PORTFOLIO OF IRISH COMMERCIAL LOANS

Lloyds Banking Group plc ('the Group') announces today that it has agreed the sale of a portfolio of Irish commercial loans to a consortium comprising Ennis Property Finance Limited, an entity affiliated to Goldman Sachs; Feniton Property Finance Limited, an entity affiliated to CarVal; and Bank of Ireland, for a cash consideration of approximately £827 million at current exchange rates.

The gross assets subject to the transaction are c.£2.6 billion, of which £2.3 billion were impaired and in the year to 31 December 2014 they generated pre tax losses of c.£130 million. The sale proceeds will be used for general corporate purposes and the transaction is not expected to have a material impact on the Group but will be capital accretive (c.7bps).

The sale is in line with the Group's strategy of deleveraging its balance sheet by reducing run off assets and creating a low risk, UK focused bank. As at 30 June 2015, impaired loans as a percentage of closing advances for the Group were 2.7 per cent and provisions as a percentage of impaired loans were 55.1 per cent. On a pro-forma basis, the impact of this sale would be to reduce the impaired loans as a percentage of closing advances to 2.2 per cent and reduce provisions as a percentage of impaired loans to 48.3 per cent. These compare with 2.9 per cent and 56.4 per cent at 31 December 2014, and 8.6 per cent and 48.2 per cent as at 31 December 2012. Following this transaction, the Group will have minimal remaining exposure to commercial assets in Ireland (<£30 million).

The transaction is expected to complete in Q4 of 2015.

- END -

For further information:

Investor Relations

Douglas Radcliffe +44 (0) 20 7356 1571

Investor Relations Director

Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs

Ian Kitts +44 (0) 20 7356 1347

Head of Media (Commercial Banking & Consumer Finance)

Email: ian.kitts@lloydsbanking.com

 FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the EU, the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 30 July 2015